

June 23, 2014

Via E-mail
David Young
Chief Executive Officer
Global Medical REIT Inc.
1601 Blake Street, Suite 310
Denver, CO 80202

> **Re: Global Medical REIT Inc.**
> **Form 8-K**
> **Filed June 12, 2014**
> **File No. 333-177592**

Dear Mr. Young:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide, we may have additional comments.

Item 2.01 Completion of an Acquisition or Disposition of Assets

1.   It does not appear that your acquisition of the long term acute care hospital from LTAC Landlord, LLC has closed. If that is the case, the filing of the Item 2.01 Form 8-K was premature. Please advise. If the acquisition has closed, please amend your Form 8-K to provide Form 10 and other financial information as required by Items 2.01(f) and 9.01(c) of Form 8-K. Your revised and expanded disclosure should address how the Company financed the remaining $6 million required to close the acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at 202-551-3385 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
       Ann Peldo Cargile, Esq.
       Bradley Arant Boult Cummings LLP